[AKIN GUMP STRAUSS HAUER & FELD LLP LETTERHEAD]

JOSEPH L. MOTES III 214-969-4676/Fax: 214-969-4343 jmotes@akingump.com

March 20, 2007

VIA EDGAR

United States Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549
Attn:	Adé Heyliger Mail Stop 3628
  Re:
  United Surgical Partners International, Inc.
  Definitive Proxy Statement on Schedule 14A filed on March 20, 2007
  File No. 000-32837
  Amendment No. 1 to Schedule 13E-3 filed on March, 2007
  File No. 005-62341

Dear Mr. Heyliger:

        Per our discussion this morning, electronically filed herewith are copies of the draft materials I sent to you via e-mail in connection with the preparation United Surgical Partners International, Inc.'s response letter to the comments of the staff of the Commission set forth in their letter dated February 16, 2007.

                      Sincerely,

                      /s/ Joseph L. Motes III
                      Joseph L. Motes III

1700 Pacific Avenue, Suite 4100 / Dallas, Texas 75201 / 214.969.2800 / fax: 214.969.4343 / www.akingump.com